CUSIP No. 949759104                                           Page 1 of 19 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                              WELLS FINANCIAL CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    949759104
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 9, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 949759104                                           Page 2 of 19 Pages


================================================================================
  1      NAME OF REPORTING PERSON

         Financial Edge Fund, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC, OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0

     BENEFICIALLY        -------------------------------------------------------
                         8    SHARED VOTING POWER
       OWNED BY
                              0
         EACH            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
       REPORTING
                              0
        PERSON           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
         WITH
                              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         PN
================================================================================

CUSIP No. 949759104                                           Page 3 of 19 Pages


================================================================================
  1      NAME OF REPORTING PERSON

         Financial Edge--Strategic Fund, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC, OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0

     BENEFICIALLY        -------------------------------------------------------
                         8    SHARED VOTING POWER
       OWNED BY
                              0
         EACH            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
       REPORTING
                              0
        PERSON           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
         WITH
                              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         PN
================================================================================

CUSIP No. 949759104                                           Page 4 of 19 Pages


================================================================================
  1      NAME OF REPORTING PERSON

         Goodbody/PL Capital, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC, OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0

     BENEFICIALLY        -------------------------------------------------------
                         8    SHARED VOTING POWER
       OWNED BY
                              1,000
         EACH            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
       REPORTING
                              0
        PERSON           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
         WITH
                              1,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         <0.1%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         PN
================================================================================

CUSIP No. 949759104                                           Page 5 of 19 Pages


================================================================================
  1      NAME OF REPORTING PERSON

         Goodbody/PL Capital, LLC
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,000

     BENEFICIALLY        -------------------------------------------------------
                         8    SHARED VOTING POWER
       OWNED BY
                              0
         EACH            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
       REPORTING
                              1,000
        PERSON           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
         WITH
                              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         <0.1%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         PN
================================================================================

CUSIP No. 949759104                                           Page 6 of 19 Pages


================================================================================
  1      NAME OF REPORTING PERSON

         Garrett Goodbody
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0

     BENEFICIALLY        -------------------------------------------------------
                         8    SHARED VOTING POWER
       OWNED BY
                              1,000
         EACH            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
       REPORTING
                              0
        PERSON           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
         WITH
                              1,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         <0.1%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 949759104                                           Page 7 of 19 Pages


================================================================================
  1      NAME OF REPORTING PERSON

         PL Capital, LLC
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                21,490

     BENEFICIALLY        -------------------------------------------------------
                         8    SHARED VOTING POWER
       OWNED BY
                              0
         EACH            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
       REPORTING
                              21,490
        PERSON           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
         WITH
                              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,490
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         PN
================================================================================

CUSIP No. 949759104                                           Page 8 of 19 Pages


================================================================================
  1      NAME OF REPORTING PERSON

         John Wm. Palmer
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0

     BENEFICIALLY        -------------------------------------------------------
                         8    SHARED VOTING POWER
       OWNED BY
                              22,490
         EACH            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
       REPORTING
                              0
        PERSON           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
         WITH
                              22,490
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,490
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 949759104                                           Page 9 of 19 Pages


================================================================================
  1      NAME OF REPORTING PERSON

         Richard J. Lashley
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0

     BENEFICIALLY        -------------------------------------------------------
                         8    SHARED VOTING POWER
       OWNED BY
                              22,490
         EACH            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
       REPORTING
                              0
        PERSON           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
         WITH
                              22,490
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,490
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 949759104                                          Page 10 of 19 Pages


Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by: Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, LP, a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company ("Goodbody/PL LLC"); John Wm. Palmer; Richard J. Lashley; and Garrett Goodbody. All of the filers of this Schedule 13D are collectively the "Group." This filing amends that certain 13D earlier filed by the Group, as previously amended (the "Original 13D").

          This Schedule 13D relates to the common stock ("Common Stock") of Wells Financial Corp. (the "Company" or "Wells Financial"). The address of the principal executive offices of the Company is 53 First Street SW, Wells, Minnesota 56097. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. John Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by Mr. Palmer and Mr. Lashley, which include shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and PL Capital, in Mr. Palmer's and Mr. Lashley's capacities as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic, and in their capacity (along with Mr. Goodbody) as Managing Members of Goodbody/PL LLC, General Partner of Goodbody/PL LP. This statement is filed by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and PL Capital, each of which is a Delaware corporation, with respect to the shares of Common Stock held by each of them. The business address of Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, Goodbody/PL LLC, PL Capital, Mr. Palmer, Mr. Lashley and Mr. Goodbody is 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Mr. Palmer, Mr. Lashley and Mr. Goodbody is providing investment banking and investment management services in the banking and financial services sector.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

CUSIP No. 949759104                                          Page 11 of 19 Pages


Item 3.   Source and Amount of Funds or Other Consideration

          The aggregate of Common Stock held by the Group is 22,490 shares, acquired at an aggregate cost of $286,223.

          The amount of funds expended to date by PL Capital to acquire the 21,490 shares of Common Stock held in its name is $269,398. Such funds were provided from PL Capital's working capital and, from time to time, in part by margin account loans from subsidiaries of McDonald Investments ("McDonald Investments"), extended in the ordinary course of business.

          The amount of funds expended to date by Goodbody/PL LP to acquire the 1,000 shares of Common Stock held in its name is $16,825. Such funds were provided from Goodbody/PL LP's working capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns Securities Corp. ("Bear Stearns"), extended in the ordinary course of business.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns and McDonald Investments, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

          The Original 13D (as amended) contains detail regarding certain activities previously undertaken by the Group as previously constituted. As of the date of this filing the Group no longer beneficially owns in excess of 5% of the Common Stock.

          Members of the Group may contact the management of the Company, and certain of the Company's stockholders, to discuss the Group's views regarding the Company and its performance and corporate governance.

          Members of the Group may make further sales or purchases of shares of Common Stock. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group reserve the right, at any time and from time to time, to review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Company

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,193,492, reported as the number of outstanding shares

CUSIP No. 949759104                                          Page 12 of 19 Pages


as of March 31, 2002, on a press release dated April 17, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund sold 66,020 shares of Common Stock on May 9, 2002 at $22.05 per share for total proceeds of $1,455,741.

     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

     (e) As of May 9, 2002, Financial Edge Fund no longer beneficially owns in excess of 5% of the Common Stock.

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

     (c) Financial Edge Strategic sold 11,000 shares of Common Stock on May 9, 2002 at $22.05 per share for total proceeds of $242,550.

     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

     (e) As of May 9, 2002, Financial Edge Strategic no longer beneficially owns in excess of 5% of the Common Stock.

(C)  PL Capital

     (a)-(b) See cover page.

     (c) PL Capital has made the following sales of Common Stock in the last 60 days:

CUSIP No. 949759104                                          Page 13 of 19 Pages


--------------------------------------------------------------------------------
          Date      Number of Shares     Price Per Share    Total Proceeds ($)
--------------------------------------------------------------------------------
          5/9/02         2100                22.42               47,083
--------------------------------------------------------------------------------
          5/13/02        3500                21.95               76,809
--------------------------------------------------------------------------------
          5/15/02        1400                21.85               30,590
--------------------------------------------------------------------------------

     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital, including the voting and disposition of shares of Common Stock held in the name of PL Capital.

     (e) As of May 9, 2002, PL Capital no longer beneficially owns in excess of 5% of the Common Stock.

(D)  Mr. John Palmer

     (a)-(b) See cover page.

     (c)  Mr. Palmer has made no transactions in the Common Stock directly.

     (d)  Not applicable.

     (e) As of May 9, 2002, Mr. Palmer no longer beneficially owns in excess of 5% of the Common Stock.

(E)  Mr. Richard Lashley

     (a)-(b) See cover page.

     (c)  Mr. Lashley has made no transactions in the Common Stock directly.

     (d)  Not applicable.

     (e) As of May 9, 2002, Mr. Lashley no longer beneficially owns in excess of 5% of the Common Stock.

(F)  Goodbody/PL LP

     (a)-(b) See cover page.

     (c) Goodbody/PL LP has made no transactions in the Common Stock in the last 60 days.

     (d)  Not applicable.

CUSIP No. 949759104                                          Page 14 of 19 Pages


     (e) As of May 9, 2002, Mr. Goodbody no longer beneficially owns in excess of 5% of the Common Stock.

(G)  Goodbody/PL LLC

     (a)-(b) See cover page.

     (c) Goodbody/PL LLC has made no transactions in the Common Stock in the last 60 days.

     (d)  Not applicable.

     (e) As of May 9, 2002, Goodbody/PL LLC no longer beneficially owns in excess of 5% of the Common Stock.

(H)  Garrett Goodbody

     (a)-(b) See cover page.

     (c) Garrett Goodbody has made no transactions in the Common Stock in the last 60 days.

     (d)  Not applicable.

     (e) As of May 9, 2002, Mr. Goodbody no longer beneficially owns in excess of 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. With respect to shares of Common stock held by the Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to
(1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to shares of Common stock held by the Goodbody/PL LP, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

CUSIP No. 949759104                                          Page 15 of 19 Pages


Item 7.           Material to be Filed as Exhibits

     No.  Description
     ---  -----------
     1    Joint Filing Agreement.
     2    Letter dated December 18, 2000 from PL Capital to Wells Financial.*
     3    Letter dated January 4, 2001 from Wells Financial to PL Capital.*
     4    Letter dated February 8, 2001 from Phillip M. Goldberg to Wells
          Financial.*
     5    Letter dated February 14, 2001 from PL Capital to Wells Financial.*
     6 Letter dated March 7, 2001 to stockholders of the Company from the PL Capital Group.*
     7 Letter dated March 27, 2001 to stockholders of the Company from the PL Capital Group.*
     8 Letter dated April 3, 2001 to stockholders of the Company from the PL Capital Group.*
     9    Proxy Analysis of Institutional Shareholder Services, dated April 4,
          2001.*
     10 Letter dated April 4, 2001 to stockholders of the Company from the PL Capital Group.*
     11   Press release of the PL Capital Group, dated April 4, 2001.*
     12   Letter dated April 9, 2001 from PL Capital to Wells Financial.*
     13   Press release of the PL Capital Group, dated April 9, 2001.*

*Filed as part of the Original 13D.

CUSIP No. 949759104                                          Page 16 of 19 Pages
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 16, 2002

                                    FINANCIAL EDGE FUND, L.P.

                                    By:  PL CAPITAL, LLC
                                         General Partner

                                    By:    /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member

                                    FINANCIAL EDGE-STRATEGIC FUND, L.P.

                                    By:  PL CAPITAL, LLC
                                         General Partner

                                    By:    /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member

                                    PL CAPITAL, LLC

                                    By:    /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member

                                    GOODBODY/PL CAPITAL, L.P.

                                    By:  GOODBODY/PL CAPITAL, LLC
                                         General Partner

                                    By:    /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member

                                    By:    /s/ Garrett Goodbody
                                           Garrett Goodbody
                                           Managing Member

CUSIP No. 949759104                                          Page 17 of 19 Pages


                                    GOODBODY/PL CAPITAL, LLC

                                    By:    /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member

                                    By:    /s/ Garrett Goodbody
                                           Garrett Goodbody
                                           Managing Member


By:    /s/ John Palmer
       John Palmer

By:    /s/ Garrett Goodbody
       Garrett Goodbody

By:    /s/ Richard Lashley
        Richard Lashley